Exhibit 99.1

TATA MOTORS LIMITED

BOMBAY HOUSE

24, HOMI MODY STREET

MUMBAI – 400 001

NEWS RELEASE	OCTOBER 29, 2004

Tata Motors maintains growth

Q II PAT up 50%; Gains in sales volumes and market share

Tata Motors, India’s leading automotive manufacturer, today reported revenues (net of excise) of Rs.4147.05 Crores for the quarter ended September 30, 2004, an increase of 31% over Rs.3177.73 Crores in the second quarter last year. The Profit Before Tax stood at Rs 427.21 Crores as compared to Rs.328.52 Crores in the same period last year, an increase of 30%.

The Profit After Tax for the second quarter, after provision of Rs.118 Crores towards current and deferred tax, stood at Rs.309.21 Crores, as compared to Rs.206.68 Crores in the second quarter of last year, an increase of 50%. However, the operating margins continued to be under pressure at 12.5% (13.8%) due to unprecedented increase in all material input costs. The Company continues its thrust on cost reduction to reduce the impact of such cost increases.

The total sales volume for Q2 FY05 at 95,576 nos. grew by 22% over 78,125 nos. sold in the corresponding period last year.

During the Quarter, the Company listed on the New York Stock Exchange (Symbol :TTM) through conversion of its outstanding GDSs into ADSs. This was a Level II listing without any concurrent fund raising.

Half Year:

The Company’s revenues (net of excise) at the end of the first half of the year 2004-05 improved by 36% to Rs.7721.13 Crores (Previous year – Rs.5680.17 Crores). The Profit Before Tax for the first half of the year was Rs.730.30 Crores as compared to Rs.492.19 Crores in the same period last year, an increase of 48%. The Profit After Tax for the first half of the year was Rs.532.57 Crores, compared to Rs.306.99 Crores in the same period last year, an increase of 73%.

The Company recorded significant increases in sales volumes across all product groups and gained market share. Commercial Vehicle sales in the domestic market in the first half were 83953, an increase of 31% (64131 nos. last year). The Company improved its market share in commercial vehicles from 58.6% (1H FY04) to 59.7% in 1H FY05 in the domestic market.

The Passenger Vehicle sales in the domestic market in 1H FY05 were 85948 nos., recording an increase of 28% over the corresponding period of the previous year (66973 nos.). The Company’s market share in passenger vehicles increased to 17.3% from 16.2% in the first half of previous year.

Indica sales at 52,456 nos. grew by 31.5% in 1H FY05. The Indigo range (including the recently launched Indigo Marina), with a sale of 19166 nos. in the first half of the year grew by 45%.

Indigo continued to maintain its leadership in entry level ‘C’ segment of cars with a market share of 30.9% and crossed the 50,000 mark in the shortest span of time in the Indian sedan market. Indigo Marina was launched in September ‘04 and has been well received in the market. With the launch of the Sumo Victa in July ‘04, Sumo sales volumes grew by 39% in 2Q FY05. Tata Motors continues to be the second largest player in the Passenger Vehicle segment.

Exports:

Cumulative export sales for the period April- September ’04 were 10,593 nos. as against 7,417 nos. sold in the same period last year, representing an increase of 43%. The Company has commenced marketing initiatives for introducing ‘TATA NOVUS’ heavy vehicles (manufactured in South Korea by Tata Daewoo Commercial Vehicle Company) in the international markets.

The Audited Financial Results for the quarter and six months ended September 30, 2004 are enclosed.

All statements contained in herein that are not statements of historical fact constitute “forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE QUARTER/HALF YEAR ENDED SEPTEMBER 30, 2004

Particulars			Quarter ended September, 30		Six months ended September 30,		Year ended March, 31
			2004	2003	2004	2003	2004
			(Audited)	(Unaudited)	(Audited)	(Unaudited)	(Audited)
(A)
1	Vehicle Sales:(in Nos.)
	Commercial vehicles		44076	37426	83953	64131	152195
	Passenger cars and Utility vehicles		45167	36855	85948	66973	140018
	Exports		6333	3844	10593	7417	22046

			95576	78125	180494	138521	314259

2	Vehicle Production:(in Nos.)
	Commercial vehicles		47628	41243	93228	67099	159972
	Passenger cars and Utility vehicles		48924	39017	91115	70690	151570

			96552	80260	184343	137789	311542

3	Export Turnover (at F.O.B. value)	Rs. Crores	323.73	185.92	535.91	352.26	1006.32
		US $M	70.27	41.03	116.48	76.83	230.23

			(Rupees Crores)
(B)
1	Sales/Income from operations		4887.84	3764.36	9132.77	6688.58	15493.52
	Less: Excise Duty		740.79	586.63	1411.64	1008.41	2270.30
	Net Sales/Income from operations		4147.05	3177.73	7721.13	5680.17	13223.22
2	Total Expenditure
	(a) (Increase) / Decrease in stock in trade and work in progress		(1.10)	(57.69)	(250.35)	12.36	141.98
	(b) Consumption of raw materials & components		2803.68	2127.01	5385.74	3653.66	8341.39
	(c) Staff cost		258.99	215.15	495.13	400.74	882.49
	(d) Other expenditure		565.52	454.39	1141.21	842.97	1975.56
	(e) Sub total 2(a) to 2(d)		3627.09	2738.86	6771.73	4909.73	11341.42
3	Operating profit [1-2]		519.96	438.87	949.40	770.44	1881.80
4	Other income (Note 2)		70.59	22.78	111.83	33.27	58.90
5	Interest
	(a) Gross interest		54.86	46.95	108.46	105.63	206.65
	(b) Capitalisation of interest/Interest income		(15.08)	(20.96)	(27.10)	(25.85)	(45.39)
	(c) Net interest		39.78	25.99	81.36	79.78	161.26
6	Product development cost - written off		15.73	9.88	42.34	19.02	51.64
7	Depreciation and Amortisation		106.82	94.40	205.15	189.71	382.60
8	Profit before exceptional items and tax [3+4-5-6-7]		428.22	331.38	732.38	515.20	1345.20
9	Exceptional Items
	(a) Employee separation cost (Note 4)		1.01	2.86	2.08	23.01	4.56
	(b) Provision for diminution in value of investments		—	—	—	—	48.30
	(c) Sub total of 9(a) and 9(b)		1.01	2.86	2.08	23.01	52.86
10	Profit before tax [8-9]		427.21	328.52	730.30	492.19	1292.34
11	Less: Provision for taxation
	(a) Current Tax		103.25	23.57	194.92	36.15	96.00
	(b) Deferred Tax		14.75	98.27	2.81	149.05	386.00
	(c) Sub total of 11(a) and 11(b)		118.00	121.84	197.73	185.20	482.00
12	Profit after tax [10-11]		309.21	206.68	532.57	306.99	810.34
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		359.10	320.64	359.10	320.64	356.83
14	Reserves excluding Revaluation Reserve						3236.77
15	Basic EPS (not annualised)	Rupees	8.63	6.45	14.90	9.59	24.68
	Diluted EPS (not annualised)	Rupees	8.07	6.25	13.99	9.28	22.71
16	Aggregate of Non-Promoter Shareholding
	- Number of Shares		240765835	217689135	240765835	217689135	235239669
	- Percentage of shareholding		67.16%	67.90%	67.16%	67.90%	66.65%

Notes:-

1)	Figures for the previous period have been regrouped/reclassified wherever necessary.
2)	Other Income includes Rs. 28.53 crores towards profit on sale of a long term trade investment sold during the quarter.
3)	During the half year ended September 30, 2004, (a) Rs. 8.13 crores towards premium on the early redemption of Debentures and (b) Issue expenses of Rs. 29.12 crores, and prorata provision for premium on redemption of Rs. 19.36 crores, of Foreign Currency Convertible Notes have been debited to Securities Premium Account.
4)	The Company had charged by way of employees separation cost to the Profit and Loss Account for the comparative quarter and half year in the previous year Rs. 2.86 crores and Rs. 23.01 crores respectively . In view of the limited revision of the Accounting Standard 26 (AS 26) on ‘Intangible Assets’, the Company reverted to its earlier accounting policy of amortising such cost over a period of 24 to 84 months, in the year ended March 31, 2004. Had the current accounting policy been followed in the previous period, the employee separation cost reported would have been lower and accordingly the profit before tax would have been higher by Rs. 2.04 crores and Rs. 21.95 crores in the quarter and the half year ended September 30, 2003 respectively.
5)	During the quarter, (a) 3,57,098 Ordinary Shares were allotted consequent to exercise of equivalent number of warrants pertaining to rights issue of 2001 at Rs. 120/- per share and (b) 1,38,068 Ordinary Shares were allotted consequent to conversion of 750 1% Foreign Currency Convertible Notes (2008) at Rs. 250.745 per share.
6)	The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.
7)	The Company has raised Rs. 943.42 crores upto September 30, 2004, towards the proceeds from the Rights issue of Convertible and Non-convertible Debentures with detachable warrants issued in 2001. These proceeds have been fully utilised for the stated objectives of capital expenditure, product development expenditure and prepayment/repayment of borrowings.
8)	In April 2004, the Company has raised funds by issuing (a) US$ 100 Million (Rs. 438.5 Crores at issue) by way of Zero Coupon Convertible Notes maturing in April 2009 and (b) US$ 300 Million (Rs.1315.5 Crores at issue) by way of 1% Convertible Notes maturing in April 2011. The noteholders have an option to convert these notes into Equity Shares or Depository receipts at Rs. 573.106 and Rs. 780.400 respectively, and the Company has a right to redeem these notes subject to certain conditions.
9)	As on July 1, 2004, 117 Investor complaints were outstanding (out of which 116 complaints pertaining to non-receipt of interim dividend). The Company received 127 complaints during the said quarter and disposed off 186 complaints by September 30, 2004. There were 58 complaints unresolved as on September 30, 2004, out of which 57 complaints pertain to non-receipt of dividend, which have been resolved as of date.
10)	The Statutory Auditors have carried out an audit of the results stated in (B) above for the quarter and half year ended September 30, 2004.

The above Results have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on October 29, 2004.

Tata Motors Limited

Ratan N Tata

Mumbai, October 29, 2004	Chairman

Mumbai, October 29, 2004

Tata Motors maintains growth

Q II PAT up 50%; Gains in sales volumes and market share

Tata Motors, India’s leading automotive manufacturer, today reported revenues (net of excise) of Rs.4147.05 Crores for the quarter ended September 30, 2004, an increase of 31% over Rs.3177.73 Crores in the second quarter last year. The Profit Before Tax stood at Rs 427.21 Crores as compared to Rs.328.52 Crores in the same period last year, an increase of 30%.

The Profit After Tax for the second quarter, after provision of Rs.118 Crores towards current and deferred tax, stood at Rs.309.21 Crores, as compared to Rs.206.68 Crores in the second quarter of last year, an increase of 50%. However, the operating margins continued to be under pressure at 12.5% (13.8%) due to unprecedented increase in all material input costs. The Company continues its thrust on cost reduction to reduce the impact of such cost increases.

The total sales volume for Q2 FY05 at 95,576 nos. grew by 22% over 78,125 nos. sold in the corresponding period last year.

During the Quarter, the Company listed on the New York Stock Exchange (Symbol :TTM) through conversion of its outstanding GDSs into ADSs. This was a Level II listing without any concurrent fund raising.

Half Year

The Company’s revenues (net of excise) at the end of the first half of the year 2004-05 improved by 36% to Rs.7721.13 Crores (Previous year - Rs.5680.17 Crores ). The Profit Before Tax for the first half of the year was Rs.730.30 Crores as compared to Rs.492.19 Crores in the same period last year, an increase of 48%. The Profit After Tax for the first half of the year was Rs.532.57 Crores, compared to Rs.306.99 Crores in the same period last year, an increase of 73%.

The Company recorded significant increases in sales volumes across all product groups and gained market share. Commercial Vehicle sales in the domestic market in the first half were 83953, an increase of 31% (64131 nos. last year). The Company improved its market share in commercial vehicles from 58.6% (1H FY04) to 59.7% in 1H FY05 in the domestic market.

The Passenger Vehicle sales in the domestic market in 1H FY05 were 85948 nos., recording an increase of 28% over the corresponding period of the previous year (66973 nos.). The Company’s market share in passenger vehicles increased to 17.3% from 16.2% in the first half of previous year.

Indica sales at 52,456 nos. grew by 31.5% in 1H FY05. The Indigo range (including the recently launched Indigo Marina), with a sale of 19166 nos. in the first half of the year grew by 45%.

Indigo continued to maintain its leadership in entry level ‘C’ segment of cars with a market share of 30.9% and crossed the 50,000 mark in the shortest span of time in the Indian sedan market. Indigo Marina was launched in September ’04 and has been well received in the market. With the launch of the Sumo Victa in July ’04 , Sumo sales volumes grew by 39% in 2Q FY05. Tata Motors continues to be the second largest player in the Passenger Vehicle segment.

Exports :

Cumulative export sales for the period April- September ’04 were 10,593 nos. as against 7,417 nos. sold in the same period last year, representing an increase of 43%. The Company has commenced marketing initiatives for introducing ‘TATA NOVUS’ heavy vehicles (manufactured in South Korea by Tata Daewoo Commercial Vehicle Company) in the international markets.

The Audited Financial Results for the quarter and six months ended September 30, 2004 are enclosed.

- Ends –

Issued by :

Ruchika Batra

Head-Corporate Communications

Tata Motors Limited

Phone: 91-22-56657209 E Mail: ruchika.batra@tatamotors.com

www.tatamotors.com